SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS THIRD QUARTER 2005 RESULTS

São Paulo, November 3, 2005 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the third quarter 2005 (3Q05). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian GAAP.

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc – Non-Alcoholic, Non-Carbonated beverages); and (iii) Malt and By-Products Sales;
•	Hispanic Latin America (HILA): comprising (i) AmBev’s average 56.4% economic stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled franchises in Northern Latin America); and
•	North America: representing the operations of the Canadian franchise Labatt Brewing Company Limited (“Labatt”).

Comparisons, unless otherwise stated, refer to the third quarter 2004 (3Q04).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Consolidated EBITDA summed up to R$1,546.0 million (+36.1%). EBITDA margin reached 39.5% (+100 bps).

•	Earning per share - excluding goodwill amortization and adjusting the 3Q04 number of outstanding shares for the stock bonus implemented on May 31, 2005 - increased by 81.2%, amounting to R$10.35.

•	Beer Brazil market share totaled 68.3%, the highest level since July 2003.

•	CSD & Nanc’s EBITDA margin reached 33.1% (+200 bps).

•	Quinsa’s consolidated EBITDA increased by 32.6%. in US dollars.

•	HILA-ex beer volume grew by 34.7%, adding up to 854,000 hectoliters.

•	Labatt’s EBITDA, in Canadian dollars, grew 13.0%, reaching CAD$233.5 million.

Financial Highlights – AmBev Consolidated R$ million	3Q05	3Q04	% Change

Net revenues	3,910.3	2,951.0	32.5%
Gross profit	2,518.6	1,771.8	42.1%
EBIT	1,197.6	908.7	31.8%
EBITDA	1,546.0	1,135.7	36.1%
Net income	399.1	131.7	203.0%
No. of shares outstanding* (millions)	65,580.1	66,078.3	-0.8%
EPS* (R$/000 shares)	6.09	1.99	205.3%
EPS excl. goodwill amortization* (R$/000 shares)	10.35	5.71	81.2%
EPS* (US$/ADR)	0.26	0.07	288.8%
EPS excl. goodwill amortization* (US$/ADR)	0.44	0.19	130.8%

*Number of shares outstanding and EPS for 3Q04 were adjusted for the stock bonus of 05/31/05.

Notes:
(1) Average exchange rates between Reais and US Dollars used for 3Q05 and 3Q04 were R$2.34/US$ and R$2.98/US$, respectively.
(2) The average exchange rate between Reais and Canadian Dollars used for 3Q05 was R$1.95/CAD$
(3) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4) The number of outstanding shares at the end of 3Q04 was adjusted for the common stock bonus implemented on 5/31/05, providing for consistency in the comparison to 3Q05 EPS.
(5) Values may not add up due to rounding.

Third Quarter 2005 Results November 3, 2005 Page 2

Message from AmBev Management

AmBev’s third quarter results represented once again solid profit growth in relation to last year. The Company achieved EBITDA growth of 36.1% and EPS growth (before goodwill amortization and adjusted for the May 31, 2005 stock split) of 81,2%. AmBev recorded solid performance for the quarter across its three business units, driving beer volume growth in North America, Hispanic Latin America and Brazil.

The Company’s execution in the Brazilian marketplace was one of the key strengths of the quarter; beer volumes continued to grow, and beer net revenues per hectoliter expanded by 9.4% for the nine months ended September 30, 2005. Strong Beer Brazil performance allowed AmBev to maintain a beer market share of 68,1%. Soft drinks volumes also increased over the third quarter and AmBev was proud to deliver a record soft drinks EBITDA margin of 33.1%.  Luiz Fernando Edmond, Chief Executive Officer for Latin America said, “Our Brazilian operations’ healthy profit growth can be attributed to the continuous hard work and discipline of our diligent team and their in-depth understanding of the Brazilian market.”

Quinsa continues to deliver outstanding growth; Quinsa’s EBITDA (in US$ terms) was up 32.6% compared to the third quarter of 2004.  The start-up beer operations in HILA (ex-Quinsa) are showing promise, with beer volumes increasing 34.7%.  “Our new operations are performing exceptionally, but we have a significant amount of work to do in order to establish profitable operations in the Andean region, Central America and the Caribbean,” said Juan Vergara, Executive Officer for Hispanic Latin America.

In Canada, summer beer volumes reached the highest levels of recent years, helping to revive Canadian beer industry volume growth over the quarter. Labatt`s third quarter volumes also increased year over year. AmBev’s primary objective in Canada is to stabilize market share, while employing healthy revenue growth at Labatt.  In addition, the Company is deftly advancing its cost reduction program. “2005 has been tougher than we expected, and we are very proud of the double digit profit growth that we have been able to deliver in this environment,” said Carlos Brito, Chief Executive Officer for North America.

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA

Total: R$3,910.3 million	Total: R$1,546.0 million

Third Quarter 2005 Results November 3, 2005 Page 3

Brazil

The AmBev Brazil business unit reached EBITDA of R$991.4 million (+15.0%) in 3Q05, representing 64.1% of AmBev’s consolidated EBITDA.

	Beer				CSD & Nanc
Brazil Results
R$ million	3Q05	3Q04.	% Chg.		3Q05	3Q04	% Chg.

Volume (’000 hl)	14,485	14,012	3.4%		4,696	4,424	6.2%
Net Revenue	1,895.7	1,686.0	12.4%		383.2	350.5	9.3%
Net Revenue/hl	130.9	120.3	8.8%		81.6	79.2	3.0%
COGS	(602.2)	(601.4)	0.1%		(191.8)	(187.9)	2.1%
COGS/hl	(41.6)	(42.9)	-3.1%		(40.8)	(42.5)	-3.8%
Gross Profit	1,293.6	1,084.6	19.3%		191.3	162.6	17.7%
Gross Margin	68.2%	64.3%	390	bps	49.9%	46.4%	350	bps
SG&A	(635.0)	(476.7)	33.2%		(120.9)	(88.5)	36.5%
% of Net Revenue	-33.5%	-28.3%	-520	bps	-31.5%	-25.3%	-630	bps
EBIT	658.6	607.9	8.3%		70.5	74.1	-4.9%
EBIT Margin	34.7%	36.1%	-130	bps	18.4%	21.1%	-270	bps
EBITDA	849.6	734.9	15.6%		126.7	109.2	16.1%
EBITDA Margin	44.8%	43.6%	120	bps	33.1%	31.1%	190	bps

	Malt and By-products				Total
Brazil Results
R$ million	3Q05	3Q04	% Chg.		3Q05	3Q04	% Chg.

Volume (’000 hl)	n.a	n.a	n.a		19,181	18,436	4.0%
Net Revenue	46.9	51.5	-9.0%		2,325.8	2,088.0	11.4%
Net Revenue/hl	n.a	n.a	n.a		121.3	113.3	7.1%
COGS	(31.0)	(32.4)	-4.2%		(825.0)	(821.7)	0.4%
COGS/hl	n.a	n.a	n.a		(43.0)	(44.6)	-3.5%
Gross Profit	15.8	19.1	-17.1%		1,500.7	1,266.3	18.5%
Gross Margin	33.8%	37.1%	-330	bps	64.5%	60.6%	390	bps
SG&A	(0.7)	(0.7)	-2.0%		(756.6)	(565.9)	33.7%
% of Net Revenue	-1.6%	-1.5%	-10	bps	-32.5%	-27.1%	-540	bps
EBIT	15.1	18.3	-17.7%		744.2	700.4	6.3%
EBIT Margin	32.2%	35.6%	-340	bps	32.0%	33.5%	-150	bps
EBITDA	15.1	18.3	-17.7%		991.4	862.4	15.0%
EBITDA Margin	32.2%	35.6%	-340	bps	42.6%	41.3%	130	bps

Beer Brazil

Net Revenues

Net revenues for the Beer Brazil operation reached R$1,895.7 million in 3Q05 (+12.4%).

Beer sales volumes, as previously disclosed by the Company, reached 14.5 million hectoliters (+3.4%). This result reflects AmBev’s market share recovery (3Q05: 68.1%; 3Q04: 66.6%; ACNielsen estimates), in addition to a modest growth in the market’s total volume. AmBev points out that ACNielsen’s estimate for its market share in the month of September was of 68.3%, same level as in May, and the highest one since July 2003.

In view of the 3Q05 volume growth beyond expectation, thanks to a strong performance in August, the Company estimates a volume growth of roughly 7% for the full year of 2005 (previous estimate: 6%).

Net revenues per hectoliter of beer were R$130.9, (+8.8%). The main factors explaining this increase were the price repositioning implemented by AmBev in December  2004 and the ongoing revenue management initiatives. We highlight, among these initiatives, the remarkable performance in sales volumes of our premium brands (Bohemia: +19.5%; Original: +37.1%). Net revenues per hectoliter went up by 2.3% when compared to 2Q05, as a result of (i) minor price adjustments in some regions of the country; (ii) increased participation of our direct distribution system in the Company’s sales mix; and (iii) greater participation of one-way presentations in the sales mix. The combination of these effects has offset the negative impact of the increase of Value-Added Tax (ICMS) charged on our products in some Brazilian states.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$602.2 million in 3Q05 (+0.1%). We highlight that the growth in production costs was lower than the increase in sales volumes, which was possible thanks to a 3.1% drop in COGS per hectoliter (3Q05: R$41.6; 3Q04: R$42.9). Despite the higher exchange rate implicit in the Company’s hedging policy (3Q05: R$3.02/US$; 3Q04: R$2.98/US$), the greater dilution of fixed costs provided by higher sales volumes as well as Ambev’s continuous excellence program for manufacturing, resulted in lower unit costs.

Third Quarter 2005 Results November 3, 2005 Page 4

When compared to 2Q05, COGS per hectoliter increased by 0.1%, explained by (i) a lower dilution of fixed costs; and (ii) the higher exchange rate implicit in the Company’s hedging policy (3Q05: R$3.02/US$; 2Q05: R$2.98/US$).

The Company also informs that during 3Q05 it hedged 100% of its currency exposure related to variable production costs in Brazil in 2006, including Beer and CSD & Nanc. The implied exchange rates are the following: 1Q06: R$2.55/US$ (as disclosed in the 2Q05 earnings release); 2Q06: R$2.59/US$; 3Q06: R$2.70/US$; and 4Q06: R$2.77/US$. The average exchange rate for the full year 2006 is estimated at roughly R$2.67/US$, representing a significant benefit of 35 cents in relation to the implied rate in the hedge for 2005 (R$3.02/US$).

Gross Profit

Gross profit for Beer Brazil summed up to R$1,293.6 million (+19.3%). Gross margin reached 68.2%, an increase of 390 basis points.

SG&A

SG&A expenses for Beer Brazil amounted to R$635.0 million (+33.2%).

Sales & Marketing expenses added up to R$190.8 million (+28.7%). Two effects mostly explain the growth attained: (i) a schedule for trade marketing initiatives different from that of 2004, with a higher concentration of activities in the third quarter; and (ii) the increase in revenues from the supermarket sales channel, which leads to greater promotional funds related to agreements with some retail chains. The Company highlights that the Sales & Marketing expenses accrued in the first nine months of 2005 represent a 7.3% growth, much lower than the growth observed in this quarter.

In light of higher net revenues compared to its original budget, AmBev reviewed its estimate of Sales & Marketing expenses to be incurred in 2005. Part of the sales expenses is related to promotional funds pre-determined in agreements between the Company and some of its clients. As in a number of cases those funds are determined by the amount invoiced to each of those clients, revenue growth automatically implies a growth in sales expenses. Therefore, the Company estimates that it will spend in 2005 an amount slightly higher than that in 2004. Such an increase, however, shall not exceed 5% (previous estimate: stable Sales & Marketing expenses in nominal terms). Nevertheless, the Company maintains its EBITDA margin estimate of 45% for the full year 2005.

Direct distribution expenses reached R$182.9 million (+17.6%), mainly resulting from an 18.3% growth in the volumes sold through AmBev’s proprietary structure. The increase in distribution expenses lower than volume growth was possible thanks to a 0.6% drop in direct distribution expenses per hectoliter (3Q05: R$27.1; 3Q04: R$27.2), which can be explained by a greater dilution of fixed expenses. When compared to 2Q05, expenses with direct distribution per hectoliter increased by 2.9%, as a result of an increased participation of regions with higher distribution costs in the sales mix.

Beer Brazil administrative expenses totaled R$ 106.4 million (+19.2%). The increase resulted mainly from non-recurring costs related to projects.

Depreciation and amortization expenses linked to SG&A amounted to R$155.0 million (+85.1%). The increase was caused by deferred assets amortization resulting from the merge of Companhia Brasileira de Bebidas (CBB) (R$ 13.3  million) and InBev Holding Brasil S.A. (InBev Brasil) (R$54.1 million) into AmBev.

Third Quarter 2005 Results November 3, 2005 Page 5

Based on sales volumes, the Company allocated proportionally the total amortization expense between Beer and CSD & Nanc operations.

With respect to the amortization of deferred assets, the Company highlights that:

-

The total amortization of deferred assets related to the merger of CBB into AmBev, including both the amounts charged to the beer and CSD & Nanc operations, caused a negative impact on net income of R$11.6 million. However, (i) this is a non-cash charge; and (ii) this expense provides a R$6.0 million tax break for the Company.

-

The total amortization of deferred assets related to the merger of InBev Brasil into AmBev, including both the amounts charged to the beer and CSD & Nanc operations, DOES NOT CAUSE ANY IMPACT on net income (as explained on the section “Income Tax and Social Contribution”). Moreover, (i) this is a non-cash charge; and (ii) this expense provides a R$48.2 million tax break for the Company.

EBIT and EBITDA

Beer Brazil’s EBIT totaled R$658.6 million (+8.3%). EBIT margin decreased by 130 basis points, reaching 34.7%.

EBITDA for Beer Brazil amounted to R$849.6 million (+15.6%), and EBITDA margin stood at 44.8% (+120 basis points).

CSD & Nanc

Net Revenues

CSD & Nanc business segment recorded net revenues of R$383.2 million (+9.3%).

Sales volumes reached 4.7 million hectoliters (+6.2%), driven by Ambev’s higher market share (3Q05: 16.7%; 3Q04: 16.3%; ACNielsen estimates), and a modest growth in the total market volume (ACNielsen’s estimate indicates a 0.5% market drop; this index, however, is not consistent with the Company’s sales volume growth).

Net revenues per hectoliter went up by 3.0% (3Q05: R$81.6; 3Q04: R$79.2) reflecting minor price adjustments held in the last 12 months. There has been a 2.2% drop in revenues per hectoliter, in comparison to 2Q05. The major factor explaining this drop was an increased participation of family-sized presentations in the sales mix (PET 2L, PET 2.35L e PET 2.5L). The Company points out, however, that the introduction of the new 2,35 and 2,5 liter presentation was of utmost importance to achieve volume growth in the quarter, meeting consumers’ demand for larger presentations for domestic consumption. In addition, the lower net revenues per hectoliter of family-sized presentations is partially offset by lower production costs, as demonstrated below.

COGS

COGS for CSD & Nanc reached R$191.8 million (+2.1%). The growth of production costs lower than the increase in sales volumes was made possible by the 3.8% drop in COGS per hectoliter (3Q05: R$ 40.8; 3Q04: R$ 42.5). Similarly to the beer operations, the greater dilution of fixed costs allowed by the higher sales volumes as well as the efficiency gains provided by Ambev’s continuous excellence programs for manufacturing resulted in lower unit costs. Compared to 2Q05, COGS per hectoliter went down by 6.9% , as a consequence of the increase of family-sized presentations in the sales mix, which has a lower production cost when compared to the average cost of the portfolio.

Third Quarter 2005 Results November 3, 2005 Page 6

The Company also informs that during 3Q05 it hedged 100% of its currency exposure related to variable production costs in Brazil in 2006, including Beer and CSD & Nanc. The implied exchange rates are the following: 1Q06: R$2.55/US$ (as disclosed in the 2Q05 earnings release); 2Q06: R$2.59/US$; 3Q06: R$2.70/US$; and 4Q06: R$2.77/US$. The average exchange rate for the full year 2006 is estimated at roughly R$2.67/US$, representing a significant benefit of 35 cents in relation to the implied rate in the hedge for 2005 (R$3.02/US$).

Gross Profit

Gross profit in the CSD & Nanc business segment totaled R$191.3 million (+17.7%), while the gross margin expanded by 350 basis, reaching 49.9%.

SG&A

SG&A expenses for CSD & Nanc operation amounted to R$120.9 million (+36.5%).

Sales & Marketing expenses added up to R$31.5 million (+16.1%). Two effects mostly explain the higher expenses: (i) higher funds allocated in the 2005 budget to support our soft drinks and non-alcoholic, non-carbonated beverages brands (the Sales & Marketing 2004 budget for CSD & Nanc was reduced so that higher funds could be assigned to the beer operations, with the main purpose of recovering the market share lost in 2003); and (ii) similarly to the beer operations situation, a schedule for trade marketing initiatives different from that of 2004, with higher concentration of activities in the third quarter.

Direct distribution expenses reached R$35.2 million (+12.5%), mainly from a 16.8% growth in volumes sold through the Company’s proprietary structure. The increase in distribution expenses lower than the volume growth was made possible due to a 3.7% drop in direct distribution costs per hectoliter (3Q05: R$13.2; 3Q04: R$13.7), which can be explained by a higher dilution of fixed costs. Expenses with direct distribution per hectoliter decreased by 12.5%, compared to 2Q05, a consequence of favorable packaging mix and efficiency gains in the direct distribution system.

CSD & Nanc administrative expenses totaled R$4.4 million (+20.3%). The increase in these expenses resulted from the pro-rata allocation of non-recurring charges related to some Company’s corporate projects.

Depreciation and amortization expenses linked to SG&A amounted to R$49.8 million (+88.2%). Likewise the beer operations, the increase in these expenses was caused by deferred assets amortization resulting from the merge of Companhia Brasileira de Bebidas (CBB) (R$4.3 million) and InBev Holding Brasil S.A. (InBev Brasil) (R$17.5 million) into AmBev. Based on sales volumes, the Company allocated proportionally the total amortization expense between Beer and CSD & Nanc operations.

With respect to the amortization of deferred assets, the Company highlights that:

–

The total amortization of deferred assets related to the merger of CBB into AmBev, including both the amounts charged to the beer and CSD & Nanc operations, caused a negative impact on net income of R$11.6 million. However, (i) this is a non-cash charge; and (ii) this expense provides a R$6.0 million tax break for the Company.

–

The total amortization of deferred assets related to the merger of InBev Brasil into AmBev, including both the amounts charged to the beer and CSD & Nanc operations, DOES NOT CAUSE ANY IMPACT on net income (as explained on the section “Income Tax and Social Contribution”). Moreover, (i) this is a non-cash charge; and (ii) this expense provides a R$48.2 million tax break for the Company.

Third Quarter 2005 Results November 3, 2005 Page 7

EBIT and EBITDA

EBIT for CSD & Nanc totaled R$70.5 million (-4.9%). EBIT margin decreased by 270 basis points, and stood at 18.4%.

EBITDA for the segment reached R$126.7 million (+16.1%), and EBITDA margin increased by 190 basis points to 33.1%.

Malt and By-Products

Net revenues from sales of malt and by-products to third parties reached R$46.9 million (-9.0%). EBIT and EBITDA for the operation were R$15.1 million (-17.7%).

Third Quarter 2005 Results November 3, 2005 Page 8

Hispanic Latin America – HILA

HILA operations reached a R$97.6 million EBITDA (-14.6%), representing 6.3% of AmBev’s consolidated EBITDA.

	Quinsa				HILA-ex
HILA Consol. Results
R$ million	3Q05	3Q04.	% Chg.		3Q05	3Q04	% Chg.

Volume (‘000 hl)	5,280	4,766	10.8%		1,679	1,580	6.3%
Net Revenue	269.7	251.9	7.0%		201.6	203.3	-0.8%
Net Revenue/hl	90.6	101.1	-10.3%		120.1	128.7	-6.7%
COGS	(118.9)	(119.7)	-0.6%		(107.0)	(107.9)	-0.8%
COGS/hl	(40.0)	(48.0)	-16.8%		(63.8)	(68.3)	-6.6%
Gross Profit	150.8	132.3	14.0%		94.6	95.4	-0.9%
Gross Margin	55.9%	52.5%	340	bps	46.9%	46.9%	0	bps
SG&A	(74.6)	(73.0)	2.2%		(120.1)	(85.6)	40.3%
% of Net Revenue	-27.7%	-29.0%	130	bps	-59.6%	-42.1%	-1750	bps
EBIT	76.1	59.3	28.5%		(25.6)	9.8	nm
EBIT Margin	28.2%	23.5%	470	bps	-12.7%	4.8%	nm
EBITDA	101.9	90.4	12.8%		(4.4)	23.8	nm
EBITDA Margin	37.8%	35.9%	190	bps	-2.2%	11.7%	nm

	Total
HILA Consol. Results
R$ million	3Q05	3Q04	% Chg.

Volume (‘000 hl)	6,959	6,345	9.7%
Net Revenue	471.3	455.2	3.5%
Net Revenue/hl	101.2	111.8	-9.4%
COGS	(226.0)	(227.6)	-0.7%
COGS/hl	(48.5)	(55.9)	-13.1%
Gross Profit	245.4	227.6	7.8%
Gross Margin	52.1%	50.0%	200	bps
SG&A	(194.8)	(158.6)	22.8%
% of Net Revenue	-41.3%	-34.8%	-650	bps
EBIT	50.6	69.0	-26.7%
EBIT Margin	10.7%	15.2%	-440	bps
EBITDA	97.6	114.2	-14.6%
EBITDA Margin	20.7%	25.1%	-440	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Quinsa

AmBev’s average stake in Quinsa was 56.4% in 3Q05 (3Q04: 52.3%), and generated EBITDA of R$101.9 million (+12.8%) for the Company.

	Beer				CSD
Quinsa Results
R$ million	3Q05	3Q04	% Chg.		3Q05	3Q04	% Chg.

Volume (‘000 hl)	3,413	3,220	6.0%		1,867	1,545	20.8%
Net Revenue	199.6	191.1	4.4%		70.1	60.8	15.3%
Net Revenue/hl	103.8	113.5	-8.6%		66.6	75.2	-11.5%
COGS	(71.6)	(76.4)	-6.3%		(47.3)	(43.2)	9.4%
COGS/hl	(37.2)	(45.4)	-18.0%		(45.0)	(53.5)	-16.0%
Gross Profit	128.0	114.7	11.6%		22.8	17.6	29.6%
Gross Margin	64.1%	60.0%	410	bps	32.5%	28.9%	360	bps
SG&A	(56.9)	(56.5)	0.7%		(17.7)	(16.5)	7.6%
% of Net Revenue	-28.5%	-29.6%	110	bps	-25.3%	-27.1%	180	bps
EBIT	71.1	58.2	22.2%		5.0	1.1	361.9%
EBIT Margin	35.6%	30.4%	520	bps	7.2%	1.8%	540	bps
EBITDA	92.4	84.4	9.4%		9.6	6.0	60.3%
EBITDA Margin	46.3%	44.2%	210	bps	13.7%	9.8%	380	bps

	Total
Quinsa Results
R$ million	3Q05	3Q04	% Chg.

Volume (‘000 hl)	5,280	4,766	10.8%
Net Revenue	269.7	251.9	7.0%
Net Revenue/hl	90.6	101.1	-10.3%
COGS	(118.9)	(119.7)	-0.6%
COGS/hl	(40.0)	(48.0)	-16.8%
Gross Profit	150.8	132.3	14.0%
Gross Margin	55.9%	52.5%	340	bps
SG&A	(74.6)	(73.0)	2.2%
% of Net Revenue	-27.7%	-29.0%	130	bps
EBIT	76.1	59.3	28.5%
EBIT Margin	28.2%	23.5%	470	bps
EBITDA	101.9	90.4	12.8%
EBITDA Margin	37.8%	35.9%	190	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Third Quarter 2005 Results November 3, 2005 Page 9

Quinsa Beer

Quinsa beer operations recorded a R$92.4 million EBITDA (+9.4%). We point out the sales volumes growth and increased EBITDA margin. It is also worth highlighting that during 3Q05, Quinsa launched Brahma in Chile, positioning the brand in the mainstream segment, the largest in volume. Since the termination of the Heineken brand franchise held by Quinsa in Chile, its portfolio had only two brands in the discount segment - Becker and Baltica. Therefore, Brahma fills an important gap in the Chilean operations, representing a key element in Quinsa’s expansion plans for that country.

Quinsa Soft Drinks

Quinsa soft drinks operations reached EBITDA of R$9.6 million (+60.3%). This result reflects the combination of strong sales growth, driven by market share gains, with EBITDA margin recovery.

HILA-ex Quinsa

AmBev’s operations in Northern Latin America (HILA-ex) generated negative EBITDA of R$4.4 million (3Q04: R$23.8 million).

	Beer				CSD
HILA-ex Results
R$ million	3Q05	3Q04	% Chg.		3Q05	3Q04.	% Chg.

Volume (‘000 hl)	854	634	34.7%		825	946	-12.8%
Net Revenue	126.1	103.9	21.3%		75.5	99.3	-24.0%
Net Revenue/hl	147.7	163.9	-9.9%		91.5	105.0	-12.9%
COGS	(61.5)	(51.2)	20.0%		(45.6)	(56.7)	-19.5%
COGS/hl	(72.0)	(80.8)	-10.9%		(55.2)	(59.9)	-7.8%
Gross Profit	64.6	52.7	22.6%		29.9	42.7	-29.9%
Gross Margin	51.3%	50.7%	50	bps	39.6%	43.0%	-330	bps
SG&A	(69.9)	(56.5)	23.8%		(50.2)	(29.2)	72.3%
% of Net Revenue	55.4%	54.3%	110	bps	66.5%	29.3%	3720	bps
EBIT	(5.3)	(3.8)	nm		(20.3)	13.5	nm
EBIT Margin	-4.2%	-3.6%	nm		-26.9%	13.6%	nm
EBITDA	6.0	5.9	1.5%		(10.4)	17.9	nm
EBITDA Margin	4.8%	5.7%	-90	bps	-13.7%	18.0%	nm

	Total
HILA-ex Results
R$ million	3Q05	3Q04	% Chg.

Volume (‘000 hl)	1,679	1,580	6.3%
Net Revenue	201.6	203.3	-0.8%
Net Revenue/hl	120.1	128.7	-6.7%
COGS	(107.0)	(107.9)	-0.8%
COGS/hl	(63.8)	(68.3)	-6.6%
Gross Profit	94.6	95.4	-0.9%
Gross Margin	46.9%	46.9%	0	bps
SG&A	(120.1)	(85.6)	40.3%
% of Net Revenue	59.6%	42.1%	1750	bps
EBIT	(25.6)	9.8	nm
EBIT Margin	-12.7%	4.8%	nm
EBITDA	(4.4)	23.8	nm
EBITDA Margin	-2.2%	11.7%	nm

HILA-ex Beer

HILA-ex beer operations recorded EBITDA of R$6.0 million (+1.5%). The Company achieved a significant 34.7% increase in sales volume, stimulated by:

–	The roll out of the Brahma launch in Ecuador.

–	The introduction of Brahma in 630ml returnable glass bottles in Peru (the market largest segment in volume).

–	The launch of Brahma in the Dominican Republic.

–	Consistent growth in Venezuela, where the company succeeded in keeping its market share above 14%, the same level as last quarter.

Central America operations, on the other hand, still pose a challenge to the Company. The negative impact of severe weather in the region, heavier taxation on beer sales compared to the prior year, and fiercer local competition, caused sales volumes to decrease. AmBev, however, remains committed and enthusiastic about the growth potential of these operations, encouraged by highly positive results obtained by the Brahva brand in researches conducted with local consumers.

Third Quarter 2005 Results November 3, 2005 Page 10

HILA-ex Soft Drinks

HILA-ex EBITDA for soft drinks was negative in R$10.4 million (3Q04: R$17.9 million). The main effects that contributed to the decline in profitability were:

–	A drop of the Dominican soft drinks market volume.

–	Fiercer competition in the Peruvian and the Dominican Republic markets.

–

The higher expenses related to distribution in both operations; these expenses, however, are part of the Company’s plan concerning the strengthening of local distribution, providing for the creation of a solid platform for the sales of beverages.

Despite the successful beer launching in Peru and the Dominican Republic, AmBev reaffirms its commitment to establishing equally profitable soft drinks operation in these countries. The individual health of each of our business segments is key to reach sustainable growth in the countries where the Company operates.

North America

Labatt, AmBev’s operation in North America, reached a R$457.0 million EBITDA, representing 29.6% of AmBev’s consolidated EBITDA.

North America Results
R$ million	3T05	3T04

Net Revenues	1,113.3	407.8
COGS	(340.7)	(129.9)
Gross Profit	772.5	277.9
Gross Margin	69.4%	68.1%
SG&A	(369.7)	(138.6)
% of Net Sales	-33.2%	-34.0%
EBIT	402.8	139.3
EBIT Margin	36.2%	34.2%
EBITDA	457.0	159.1
EBITDA Margin	41.0%	39.0%

               Note: AmBev consolidated Labatt’s results in 2004 from August 27 through September 30.

For comparison purposes, AmBev has provided a set of unaudited proforma information referring to 3Q04 results. The Company’s performance evolution, measured in Canadian Dollars (CAD$), is presented in the table below. For reference purposes, the average exchange rate between the Real and the Canadian Dollar in 3Q05 was R$1.95/CAD$ (3Q04: R$2.28/CAD$). Note, however, that due to the monthly consolidation of Labatt’s results, one may not assume that the conversion of Canadian Dollar amounts into Reais is possible by means of these rates.

Third Quarter 2005 Results November 3, 2005 Page 11

North America Results
CAD$ million	3Q05	3Q04	% Chg.

Volume (‘000 hl)	3,109	3,072	1.2%
Domestic Volume	2,597	2,551	1.8%
Exports Volume	512	520	-1.6%
Net Revenues	569.3	558.9	1.9%
Net Revenues/hl	183.1	181.9	0.7%
Domestic Net Revenues	537.7	525.0	2.4%
Exports Net Revenues	31.6	33.9	-6.8%
COGS	(174.3)	(183.8)	-5.2%
COGS/hl	(56.1)	(59.8)	-6.3%
Gross Profit	395.1	375.1	5.3%
Gross Margin	69.4%	67.1%	230	bps
SG&A	(189.3)	(193.1)	-1.9%
% of Net Sales	-33.3%	-34.5%	130	bps
EBIT	205.7	182.0	13.0%
EBIT Margin	36.1%	32.6%	360	bps
EBITDA	233.5	206.6	13.0%
EBITDA Margin	41.0%	37.0%	400	bps

Note: Results consolidated starting August 27th, 2004.
2004 results not audited.

Net Revenues

Labatt’s net revenues reached CAD$569.3 million (+1.9%).

The sales volumes grew by 1.2% in 3Q05, totaling 3.1 million hectoliters. This increase combines a 1.8% growth in domestic sales volumes, with a 1.6% drop in export volumes to the United States (US). With respect to the increase in domestic volumes, the Company has benefited from a growth in the Canadian market in 3Q05 vs. 3Q04 estimated at 3.2%. The drop in export volumes to the US is a consequence of the termination of a co-packing agreement, partially offset by a 0.6% growth in the exports of the Blue family of brands.

Labatt’s net revenues per hectoliter reached CAD$183.1 (+0.7%). This figure consolidates net revenues per hectoliter from domestic sales, as well as exports to the US. Net revenues per hectoliter from domestic sales in 3Q05 at CAD$207.1 were up 0.6% compared with 3Q04. This is primarily related to improved results in Quebec, for the net revenues per hectoliter in that province are higher than Labatt’s average.  Net revenues per hectoliter from domestic sales decreased 1.4% when compared to 2Q05 because of negative provincial mix shift to Western Canada, where net revenues per hectoliter are lower than Labatt’s average.

Net revenues per hectoliter from exports to the US decreased 5.4%, and stood at CAD$61.7. The major negative effect was the appreciation of 8.9% in the exchange rate of the Canadian Dollar to the US Dollar. Net revenues per hectoliter from exports have increased 5.2% compared to 2Q05 due to positive mix.

COGS

Labatt’s COGS totaled CAD$174.3 million (-5.2%). The reduction in COGS, even in face of a sales volume increase, was due to a 6.3% lower COGS per hectoliter than that of 3Q04 (3Q05: CAD$ 56.1; 3Q04: CAD$59.8), allowed by a higher dilution of fixed costs and efficiency gains from the manufacturing excellence program in progress within Labatt. COGS per hectoliter decreased 6.3% compared to 2Q05, an effect also explained by efficiency gains in operations.

Third Quarter 2005 Results November 3, 2005 Page 12

Gross Profit

Gross profit amounted to CAD$395.1 million (+5.3%); gross margin expanded by 230 basis points to 69.4%.

SG&A

Labatt’s SG&A expenses totaled CAD$189.3 million (-1.9%). The decrease in SG&A expenses reflects spend efficiencies created by greater cost awareness and the efforts dedicated to the implementation of Zero Based Budget at Labatt.

Our Canadian team has been successfully pursuing the expense reduction goals announced by AmBev at the time of the merger of Labatt into the Company.

EBIT and EBITDA

EBIT reached CAD$205.7 million (+13.0%). EBIT margin increased by 360 basis points, standing at 36.1%.

EBITDA totaled CAD$233.5 million (+13.0%). EBITDA margin was 41.0%, an increase of 400 basis points.

Third Quarter 2005 Results November 3, 2005 Page 13

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s Brazil, HILA and North America business units comprise our consolidated financial statements. The section below presents results consolidated on an aggregated basis. For detailed analysis on each operation refer to the section Operational Performance by Business Unit.

Net Revenues

AmBev’s net revenues reached R$3,910.3 million (+32.5%). The table below shows details on net revenues by business unit, as well as the respective variations.

	3Q05		3Q04

Net Revenues	R$ million	% Total	R$ million	% Total	% Change

Brazil	2,325.8	59.5%	2,088.0	70.8%	11.4%
Beer Brazil	1,895.7	48.5%	1,686.0	57.1%	12.4%
CSD & Nanc Brazil	383.2	9.8%	350.5	11.9%	9.3%
Malt and By-products	46.9	1.2%	51.5	1.7%	-9.0%
HILA	471.3	12.1%	455.2	15.4%	3.5%
Quinsa	269.7	6.9%	251.9	8.5%	7.0%
Beer	199.6	5.1%	191.1	6.5%	4.4%
Soft drinks	70.1	1.8%	60.8	2.1%	15.3%
HILA-ex	201.6	5.2%	203.3	6.9%	-0.8%
Beer	126.1	3.2%	103.9	3.5%	21.3%
Soft drinks	75.5	1.9%	99.3	3.4%	-24.0%
North America	1,113.3	28.5%	407.8	13.8%	173.0%

Consolidated	3,910.3	100.0%	2,951.0	100.0%	32.5%

Brazil

Operations in Brazil accounted for 59.5% of AmBev’s consolidated net revenues, totaling R$2,325.8 million (+11.4%). Beer Brazil contributed with R$1,895.7 million (+12.4%), whereas the CSD & Nanc segment reached net revenues of R$383.2 million (+9.3%); Malt and By-Products sales operation generated net revenues of R$46.9 million (-9.0%).

Hispanic Latin America – HILA

The Hispanic Latin America business unit, referred to as HILA, accounted for 12.1% of the Company’s consolidated net revenues, totaling R$471.3 million (+3.5%). AmBev’s 56.4% average stake in Quinsa contributed with R$269.7 million (+7.0%), while the Company’s operations in Northern Latin America (HILA-ex) recorded net revenues of R$201.6 million (-0.8%).

North America

AmBev’s operation in North America, through Labatt, represented 28.5% of consolidated net revenues, totaling R$1,113.3 million. This result is not comparable to 3Q04 reported figures, since AmBev consolidated in 3Q05 Labatt’s results for the whole three months, whereas in 2004, only the results from August 27 to September 30 were consolidated.

Third Quarter 2005 Results November 3, 2005 Page 14

Cost of Goods Sold (COGS)

AmBev recorded R$1,391.7 million in COGS (+18.0%).

Brazil

COGS of Brazilian operations totaled R$825.0 million (+0.4%), representing 59.3% of AmBev’s consolidated COGS. Beer operations registered COGS of R$602.2 million (+0.1%); CSD & Nanc operations registered COGS of R$191.8 million (+2.1%); and Malt and By-Products sales operation registered COGS of R$31.0 million (-4.2%).

Hispanic Latin America – HILA

COGS for HILA business unit represented 16.2% of consolidated COGS, amounting to R$226.0 million (-0.7%). AmBev’s 56.4% stake in Quinsa recorded COGS of R$118.9 million (-0.6%), whereas the Company’s operations in HILA-ex totaled R$107.0 million (-0.8%).

North America

Labatt’s COGS, totaling R$340.7 million, represented 24.5% of AmBev’s consolidated COGS.

Gross Profit

The following table presents the gross profit breakdown by business unit, as well as the respective margins and variations. We point out the 440 basis points increase obtained in the consolidated contribution margin, which reached 64.4%.

	3Q05			3Q04

Gross Profit	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	1,500.7	59.6%	64.5%	1,266.3	71.5%	60.6%	18.5%
Beer Brazil	1,293.6	51.4%	68.2%	1,084.6	61.2%	64.3%	19.3%
CSD & Nanc Brazil	191.3	7.6%	49.9%	162.6	9.2%	46.4%	17.7%
Malt and By-products	15.8	0.6%	33.8%	19.1	1.1%	37.1%	-17.1%
HILA	245.4	9.7%	52.1%	227.6	12.8%	50.0%	7.8%
Quinsa	150.8	6.0%	55.9%	132.3	7.5%	52.5%	14.0%
Beer	128.0	5.1%	64.1%	114.7	6.5%	60.0%	11.6%
Soft drinks	22.8	0.9%	32.5%	17.6	1.0%	28.9%	29.6%
HILA-ex	94.6	3.8%	46.9%	95.4	5.4%	46.9%	-0.9%
Beer	64.6	2.6%	51.3%	52.7	3.0%	50.7%	22.6%
Soft drinks	29.9	1.2%	39.6%	42.7	2.4%	43.0%	-29.9%
North America	772.5	30.7%	69.4%	277.9	15.7%	68.1%	178.0%

Consolidated	2,518.6	100.0%	64.4%	1,771.8	100.0%	60.0%	42.1%

Third Quarter 2005 Results November 3, 2005 Page 15

SG&A

AmBev’s SG&A expenses totaled R$1,321.1 million (+53.1%).

Brazil

SG&A expenses of Brazil operations amounted to R$756.6 million (+33.7%), accounting for 57.3% of AmBev’s consolidated SG&A expenses. Beer operations represented R$635.0 million (+33.2%), CSD & Nanc operations represented R$120.9 million (+36.5%) and Malt and By-Products sales represented R$0.7 million (-2.0%).

SG&A expenses for beer operation were composed of (i) R$190.8 million in Sales & Marketing (+28.7%); (ii) R$182.9 million in direct distribution (+17.6%); (iii) R$106.4 million in administrative expenses (+19.2%); and (iv) R$155.0 million in depreciation e amortization (+85.1%).

SG&A expenses in the CSD & Nanc segment were composed of (i) R$31.5 million in Sales & Marketing (+16.1%); (ii) R$35.2 million in direct distribution (+12.5%); (iii) R$4.4 million in administrative expenses (+20.3%); and (iv) R$49.8 million in depreciation e amortization (+88.2%).

Hispanic Latin America – HILA

SG&A expenses for HILA business segment accounted for 14.7% of consolidated SG&A expenses, summing up to R$194.8 million (+22.8%). AmBev’s 56.4% average stake in Quinsa recorded SG&A expenses of R$74.6 million (+2.2%), while the Company’s operations in northern Latin America recorded R$120.1 million (+40.3%).

North America

SG&A recorded in Labatt, amounting to R$369.7 million, accounted for 28.0% of AmBev’s consolidated SG&A.

Third Quarter 2005 Results November 3, 2005 Page 16

EBIT and EBITDA

The following tables present EBIT and EBITDA breakdown by business unit, as well as respective margins and variation rates. We point out the 100 basis point increase in the consolidated EBITDA margin.

	3Q05			3Q04

EBIT	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	744.2	62.1%	32.0%	700.4	77.1%	33.5%	6.3%
Beer Brazil	658.6	55.0%	34.7%	607.9	66.9%	36.1%	8.3%
CSD & Nanc Brazil	70.5	5.9%	18.4%	74.1	8.2%	21.1%	-4.9%
Malt and By-products	15.1	1.3%	32.2%	18.3	2.0%	35.6%	-17.7%
HILA	50.6	4.2%	10.7%	69.0	7.6%	15.2%	-26.7%
Quinsa	76.1	6.4%	28.2%	59.3	6.5%	23.5%	28.5%
Beer	71.1	5.9%	35.6%	58.2	6.4%	30.4%	22.2%
Soft drinks	5.0	0.4%	7.2%	1.1	0.1%	1.8%	361.9%
HILA-ex	(25.6)	-2.1%	-12.7%	9.8	1.1%	4.8%	-361.7%
Beer	(5.3)	-0.4%	-4.2%	(3.8)	-0.4%	-3.6%	40.0%
Soft drinks	(20.3)	-1.7%	-26.9%	13.5	1.5%	13.6%	-249.9%
North America	402.8	33.6%	36.2%	139.3	15.3%	34.2%	189.1%

Consolidated	1,197.6	100.0%	30.6%	908.7	100.0%	30.8%	31.8%

	3Q05			3Q04

EBITDA	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	991.4	64.1%	42.6%	862.4	75.9%	41.3%	15.0%
Beer Brazil	849.6	55.0%	44.8%	734.9	64.7%	43.6%	15.6%
CSD & Nanc Brazil	126.7	8.2%	33.1%	109.2	9.6%	31.1%	16.1%
Malt and By-products	15.1	1.0%	32.2%	18.3	1.6%	35.6%	-17.7%
HILA	97.6	6.3%	20.7%	114.2	10.1%	25.1%	-14.6%
Quinsa	101.9	6.6%	37.8%	90.4	8.0%	35.9%	12.8%
Beer	92.4	6.0%	46.3%	84.4	7.4%	44.2%	9.4%
Soft drinks	9.6	0.6%	13.7%	6.0	0.5%	9.8%	60.3%
HILA-ex	(4.4)	-0.3%	-2.2%	23.8	2.1%	11.7%	-118.3%
Beer	6.0	0.4%	4.8%	5.9	0.5%	5.7%	1.5%
Soft drinks	(10.4)	-0.7%	-13.7%	17.9	1.6%	18.0%	-157.9%
North America	457.0	29.6%	41.0%	159.1	14.0%	39.0%	187.2%

Consolidated	1,546.0	100.0%	39.5%	1,135.7	100.0%	38.5%	36.1%

Third Quarter 2005 Results November 3, 2005 Page 17

Provisions for Contingencies

Provisions for contingencies amounted to R$31.9 million in the 3Q05. The main components of this total were:

–	R$8.4 million in provisions for labor contingencies;

–	R$7.1 million in provisions related to legal disputes between AmBev and its distributors;

–	R$1.8 million in provisions for tax contingencies.

Other Operating Income and Expenses

The net result of other operating income and expenses was a R$311.5 million loss. The most significant entries under other operating income and expenses were the following:

–	R$196.7 million in goodwill amortization expenses related to the merger of Labatt into AmBev;

–	R$54.8 million in losses related to the impact of exchange rate variation in foreign investments;

–	R$32.4 million in goodwill amortization expenses related to transactions in Latin American (including Brazil);

–	R$28.9 million in goodwill amortization expenses related to transactions done by Labatt prior to the merger into AmBev;

–	R$30.7 million in gains by equity addition related to tax incentives in Brazil.

Third Quarter 2005 Results November 3, 2005 Page 18

Financial Result

AmBev’s financial result in the quarter was a R$242.2 million loss. The table below shows the breakdown of the main lines composing this amount:

Financial Income and Expenses R$ 000	3Q05	3Q04

Financial income
Financial income on cash and cash equivalents	22,978	23,093
Foreign exchange gains (losses) on assets	(16,376)	(48,611)
Net gains from derivative instruments	—	—
Interest on taxes, contributions and judicial deposits	1,136	7,265
Interest income from Stock Ownership Plan	1,020	10,762
Other	1,175	12,901

Total	9,933	5,410
Financial expense
Interest expense on local currency debt	(21,312)	(32,518)
Interest expense on foreign currency debt	(128,018)	(112,047)
Foreign exchange gains (losses) on debt	156,284	330,525
Net losses from derivative instruments	(198,621)	(273,342)
Taxes on financial transactions	(31,236)	(31,364)
Interest on contingencies and other	(14,174)	(14,353)
Other	(15,019)	(10,925)

Total	(252,096)	(144,024)
Net Financial Result	(242,163)	(138,614)

The Company emphasizes that, according to the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations shall be recorded on an accrual basis of accounting; assets referring to the same types of operations shall be recorded in the lowest value between the market value and the accrual basis of accounting.

The Company’s total debt went up by R$36.5 million when compared to 2Q05, while its cash and cash & equivalents went down by R$54.2 million. As a consequence, a R$90.7 million increase in AmBev’s net debt was recorded. The Company estimates that taking into account Labatt’s results in 2004, its net debt to EBITDA accumulated ratio over the past 12 months is 1.0x.

The table below details AmBev’s consolidated debt profile:

Debt Breakdown R$ 000	Short Term	Long Term	Total

Local Currency	388.0	460.5	848.5
Foreign Currency	2,683.9	3,578.3	6,262.2

Consolidated Debt	3,071.9	4,038.8	7,110.7
Cash and Equivalents			1,056.0
Net Debt			6,054.7

Third Quarter 2005 Results November 3, 2005 Page 19

Non-Operating Income and Expenses

The net result from non-operating income and expenses was a R$6.4 million loss. The major entries comprising this result were (i) a R$ 19.1 million loss, related to AmBev’s stake in Quinsa, resulting from Quinsa’s share buyback program held throughout 3Q05; (ii) a R$9.0 million loss, related to the provision for losses in the sale of real estate; and (iii) a R$20.8 million gain related to the sale of the Red Rock soft drinks brand to PepsiCo. Red Rock originally belonged to Embotelladora Dominicana, AmBev’s subsidiary in the Dominican Republic.

Income Tax and Social Contribution

The R$150.0 million provision for income tax and social contribution in the quarter represents an effective tax rate of 27.2%. The table below presents the conciliation for income tax and social contribution provision.

Income Tax and Social Contribution R$ million

Net income before taxes and profit sharing	606.1
Provision for Profit Sharing & Bonuses	(54.8)
Net income before income tax, social contribution and minorities	551.3
Income tax and social contribution at nominal tax rate (34%)	(187.4)
Adjustments to effective rate:
Interest on own capital	52.6
Income from foreign non-taxable subsidiaries	(169.6)
Equity gains from subsidiaries	10.4
Amortization of non-deductible goodwill	(2.0)
Provision reversion to goodwill realization	48.0
Provision for income tax and social contribution from previous fiscal periods	(1.7)
Goodwill on future profitability - CBB incorporation	103.4
Permanent additions/reductions and other	(3.6)
Total income taxes and social contribution	(150.0)
Effective income tax and social contribution rate	27.2%

The Company points out that:

–

The fiscal benefit of R$48.0 million related to the reversion of provision for goodwill amortization fully offsets the negative impact on net income of the amortization of deferred assets related to InBev Brasil.

–	The fiscal benefit of R$103.4 million related to the goodwill on future profitability is non-recurring.

Third Quarter 2005 Results November 3, 2005 Page 20

Profit Sharing and Contributions

AmBev has provisioned R$54.8 million for the payment of employee profit sharing. The payment of bonus, however, will only occur if the Company reaches its 2005 corporate goals.

Minority Interest

Minority interests in AmBev’s subsidiaries recorded a R$2.2 million gain.

Third Quarter 2005 Results November 3, 2005 Page 21

Net Income

AmBev posted net income of R$399.1 million (+203.0%). Earnings per share were R$6.09 (+154.4%). Moreover, adjusting 3Q04 earnings per share for the stock bonus held on 05/31/05, such growth would be of 205.3%.

Shareholding Structure

The table below shows Ambev’s shareholding structure breakdown on September 30, 2005.

AmBev Shareholding Structure
September 30, 2005

	Voting	% Outs	% Tot	Non Voting	% Outs	% Tot	TOTAL	% Outs	% Tot

Interbrew International B.V.	25,136,420,861	72.88%	72.86%	11,380,337,008	36.60%	36.27%	36,516,757,869	55.68%	55.43%
FAHZ	4,743,232,173	13.75%	13.75%	444,332,513	1.43%	1.42%	5,187,564,686	7.91%	7.87%
Free Float	4,609,932,859	13.37%	13.36%	19,265,820,332	61.97%	61.40%	23,875,753,191	36.41%	36.24%

Outstanding	34,489,585,893	100.00%	99.97%	31,090,489,853	100.00%	99.09%	65,580,075,746	100.00%	99.55%
Treasury	9,837,038	0.03%	0.03%	286,160,999	0.92%	0.91%	295,998,037	0.45%	0.45%
TOTAL	34,499,422,931	100.03%	100.00%	31,376,650,852	100.92%	100.00%	65,876,073,783	100.45%	100.00%

Free Float Bovespa	3,273,511,859	9.49%	9.49%	11,985,306,932	38.55%	38.20%	15,258,818,791	23.27%	23.16%
Free Float NYSE	1,336,421,000	3.87%	3.87%	7,280,513,400	23.42%	23.20%	8,616,934,400	13.14%	13.08%

Audit Fees

Hiring policy for External Auditors Services

The Company and its subsidiaries policies related to the hiring of services not related to external audit from its Independent Auditors assure that there is no conflict of interests, loss of independence or objectivity, and are established according to the principles that preserve the auditor’s independence. These principles are based on the fact that the auditor shall not: (a) audit his/her own work; (b) hold management positions; and (c) promote our interests.

The Company, according to its policy, provides its Fiscal Council with information for their analysis on all services not related to external audit, rendered by our independent auditors. Afterwards, the mentioned services are submitted for analysis and approval by the Board of Directors.

Additionally, the Company previously involves its Legal Department in the appraisal of the purpose of some services to be rendered by external auditors, in addition to the analysis of financial statements, to conclude, in the light of the applicable legislation, if these services, in their essence, do or do not represent conflict of interests or affect the independence and objectivity of the independent auditors.

Services Hired in this period

During the nine month period ended September 30, 2005, the Company and its subsidiaries did not hire services from our Independent Auditors, other than the auditing of AmBev’s financial statements, which charges exceeded 5% of total external audit fees.

Third Quarter 2005 Results November 3, 2005 Page 22

RECENT FACTS

Labatt’s short term debt refinancing

On October 12, 2005, Labatt concluded the refinancing of its short term debt, due December 2005. The Company negotiated a CAD$1.2 billion five-year term syndicated loan, out of which CAD$900 million as a loan term agreement and CAD$300 million as a revolving credit facility with five-year tenure.

Administrative Lower Court Decision

On October 19, 2005, AmBev was officially notified of an administrative Lower Court decision of the Administrative Proceeding No. 16327.000.530/2005-28, involving tax assessments received by the Company regarding (i) profits from controlled foreign companies not included in the controlling company income tax basis, and (ii) non-inclusion in the controlling company income tax basis of the exchange variation on the controlled foreign companies.

The decision recognized that a substantial portion of the amount of the tax assessment mentioned above was incorrect, what confused the exchange variation of the investment on the controlled subsidiary Jalua Spain, already taxed on item (ii) above, with its assumed profit double taxed on item (i).

This decisions reduced the updated amount of such tax assessment from R$3.5 billion to R$2.4 billion. Consequently, even if this matter involves an automatic appeal to the Second Level Administrative Court, AmBev administration`s understanding regarding the “remote” loss for the amount of R$1.1 billion is ratified, being the amount of R$1.9 billion considered as a “possible” loss – not “probable”, as described in No. 9 of the explanatory notes (liabilities related to tax discussions and contingencies provisions) of the financial statements related to the 3-month period ending September 30, 2005.

Third Quarter 2005 Results November 3, 2005 Page 23

3Q05 EARNINGS CONFERENCE CALL

Speakers	Carlos Brito Chief Executive Officer for North America
Luiz Fernando Edmond Chief Executive Officer for Latin America
Juan Vergara Executive Officer for Hispanic Latin America
João Castro Neves CFO and Investor Relations Officer

Language	English

Date	November 4, 2005

Time	11.00 AM (São Paulo Time) 8.00 AM (EST)

Phone numbers	US / International Participants	+1 973 582 2737
	Toll Free – Brazil Participants	0800 891 3951
	Toll Free – UK Participants	0800 032 3836

Code	#6631101 or AmBev

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Pedro Aidar
(5511) 2122-1415
acpaidar@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Third Quarter 2005 Results November 3, 2005 Page 24

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil

	3Q05	3Q04%		3Q05	3Q04%

Volumes (000 hl)	14,485	14,012	3.4%	4,696	4,424	6.2%
R$ million
Net Sales	1,895.7	1,686.0	12.4%	383.2	350.5	9.3%
COGS	(602.2)	(601.4)	0.1%	(191.8)	(187.9)	2.1%
Gross Profit	1,293.6	1,084.6	19.3%	191.3	162.6	17.7%
SG&A	(635.0)	(476.7)	33.2%	(120.9)	(88.5)	36.5%
EBIT	658.6	607.9	8.3%	70.5	74.1	-4.9%
Depr. & Amort.	(191.0)	(127.0)	50.4%	(56.3)	(35.0)	60.5%
EBITDA	849.6	734.9	15.6%	126.7	109.2	16.1%
% of Total EBITDA	55.0%	64.7%		8.2%	9.6%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-31.8%	-35.7%		-50.1%	-53.6%
Gross Profit	68.2%	64.3%		49.9%	46.4%
SG&A	-33.5%	-28.3%		-31.5%	-25.3%
EBIT	34.7%	36.1%		18.4%	21.1%
Depr. & Amort.	-10.1%	-7.5%		-14.7%	-10.0%
EBITDA	44.8%	43.6%		33.1%	31.1%
Per Hectoliter (R$/hl)
Net Sales	130.9	120.3	8.8%	81.6	79.2	3.0%
COGS	(41.6)	(42.9)	-3.1%	(40.8)	(42.5)	-3.8%
Gross Profit	89.3	77.4	15.4%	40.7	36.8	10.8%
SG&A	(43.8)	(34.0)	28.9%	(25.7)	(20.0)	28.6%
EBIT	45.5	43.4	4.8%	15.0	16.8	-10.4%
Depr. & Amort.	(13.2)	(9.1)	45.5%	(12.0)	(7.9)	51.2%
EBITDA	58.7	52.4	11.8%	27.0	24.7	9.4%

	AmBev Brazil

	Malt and By-products			Total AmBev Brazil (1)

	3Q05	3Q04%		3Q05	3Q04%

Volumes (000 hl)				19,181	18,436	4.0%
R$ million
Net Sales	46.9	51.5	-9.0%	2,325.8	2,088.0	11.4%
COGS	(31.0)	(32.4)	-4.2%	(825.0)	(821.7)	0.4%
Gross Profit	15.8	19.1	-17.1%	1,500.7	1,266.3	18.5%
SG&A	(0.7)	(0.7)	-2.0%	(756.6)	(565.9)	33.7%
EBIT	15.1	18.3	-17.7%	744.2	700.4	6.3%
Depr. & Amort.	0.0	0.0	n.m.	(247.2)	(162.0)	52.6%
EBITDA	15.1	18.3	-17.7%	991.4	862.4	15.0%
% of Total EBITDA	1.0%	1.6%		64.1%	55.8%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-66.2%	-62.9%		-35.5%	-39.4%
Gross Profit	33.8%	37.1%		64.5%	60.6%
SG&A	-1.6%	-1.5%		-32.5%	-27.1%
EBIT	32.2%	35.6%		32.0%	33.5%
Depr. & Amort.	0.0%	0.0%		-10.6%	-7.8%
EBITDA	32.2%	35.6%		42.6%	41.3%
Per Hectoliter (R$/hl)
Net Sales			0.0%	121.3	113.3	7.1%
COGS			0.0%	(43.0)	(44.6)	-3.5%
Gross Profit			0.0%	78.2	68.7	13.9%
SG&A			0.0%	(39.4)	(30.7)	28.5%
EBIT			0.0%	38.8	38.0	2.1%
Depr. & Amort.			0.0%	(12.9)	(8.8)	46.6%
EBITDA			0.0%	51.7	46.8	10.5%

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	3Q05	3Q04%		3Q05	3Q04%		3Q05	3Q04%

Volumes (000 hl)	6,959	6,345	9.7%	3,109	840	269.9%	29,248	25,627	14.1%
R$ million
Net Sales	471.3	455.2	3.5%	1,113.3	407.8	173.0%	3,910.3	2,951.0	32.5%
COGS	(226.0)	(227.6)	-0.7%	(340.7)	(129.9)	162.3%	(1,391.7)	(1,179.1)	18.0%
Gross Profit	245.4	227.6	7.8%	772.5	277.9	178.0%	2,518.6	1,771.8	42.1%
SG&A	(194.8)	(158.6)	22.8%	(369.7)	(138.6)	166.8%	(1,321.1)	(863.1)	53.1%
EBIT	50.6	69.0	-26.7%	402.8	139.3	189.1%	1,197.6	908.7	31.8%
Depr. & Amort.	(47.0)	(45.2)	3.9%	(54.2)	(19.8)	174.0%	(348.4)	(227.0)	53.5%
EBITDA	97.6	114.2	-14.6%	457.0	159.1	187.2%	1,546.0	1,135.7	36.1%
% of Total EBITDA	6.3%	10.1%		29.6%	10.3%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-47.9%	-50.0%		-30.6%	-31.9%		-35.6%	-40.0%
Gross Profit	52.1%	50.0%		69.4%	68.1%		64.4%	60.0%
SG&A	-41.3%	-34.8%		-33.2%	-34.0%		-33.8%	-29.2%
EBIT	10.7%	15.2%		36.2%	34.2%		30.6%	30.8%
Depr. & Amort.	-10.0%	-9.9%		-4.9%	-4.8%		-8.9%	-7.7%
EBITDA	20.7%	25.1%		41.0%	39.0%		39.5%	38.5%
Per Hectoliter (R$/hl)
Net Sales	101.2	111.5	-9.2%	358.1	485.2	-26.2%	148.1	126.4	17.2%
COGS	(48.5)	(56.4)	-13.9%	(109.6)	(154.5)	-29.1%	(52.7)	(50.5)	4.4%
Gross Profit	52.7	55.2	-4.5%	248.5	330.6	-24.8%	95.4	75.9	25.8%
SG&A	(41.8)	(38.8)	7.7%	(118.9)	(164.9)	-27.9%	(50.0)	(37.0)	35.4%
EBIT	10.9	16.3	-33.4%	129.6	165.8	-21.8%	45.4	38.9	16.6%
Depr. & Amort.	(10.1)	(11.8)	-14.1%	(17.4)	(23.5)	-25.9%	(13.2)	(9.7)	35.8%
EBITDA	21.0	28.1	-25.4%	147.0	189.3	-22.3%	58.6	48.6	20.4%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Malt and By-products segments.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada), consolidated starting August 27th, 2004.
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Third Quarter 2005 Results November 3, 2005 Page 25

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil

	9M05	9M04%		9M05	9M04%

Volumes (000 hl)	43,279	39,360	10.0%	13,951	13,146	6.1%
R$ million
Net Sales	5,588.7	4,645.4	20.3%	1,147.1	1,007.9	13.8%
COGS	(1,780.2)	(1,697.1)	4.9%	(598.5)	(573.6)	4.3%
Gross Profit	3,808.5	2,948.3	29.2%	548.6	434.3	26.3%
SG&A	(1,672.8)	(1,432.7)	16.8%	(304.0)	(258.1)	17.8%
EBIT	2,135.7	1,515.6	40.9%	244.6	176.2	38.8%
Depr. & Amort.	(441.5)	(386.2)	14.3%	(125.6)	(105.7)	18.8%
EBITDA	2,577.2	1,901.7	35.5%	370.1	281.9	31.3%
% of Total EBITDA	58.4%	68.8%		8.4%	10.2%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-31.9%	-36.5%		-52.2%	-56.9%
Gross Profit	68.1%	63.5%		47.8%	43.1%
SG&A	-29.9%	-30.8%		-26.5%	-25.6%
EBIT	38.2%	32.6%		21.3%	17.5%
Depr. & Amort.	-7.9%	-8.3%		-10.9%	-10.5%
EBITDA	46.1%	40.9%		32.3%	28.0%
Per Hectoliter (R$/hl)
Net Sales	129.1	118.0	9.4%	82.2	76.7	7.2%
COGS	(41.1)	(43.1)	-4.6%	(42.9)	(43.6)	-1.7%
Gross Profit	88.0	74.9	17.5%	39.3	33.0	19.0%
SG&A	(38.7)	(36.4)	6.2%	(21.8)	(19.6)	11.0%
EBIT	49.3	38.5	28.2%	17.5	13.4	30.8%
Depr. & Amort.	(10.2)	(9.8)	4.0%	(9.0)	(8.0)	12.0%
EBITDA	59.5	48.3	23.3%	26.5	21.4	23.7%

	AmBev Brazil

	Malt and By-products			Total AmBev Brazil (1)

	9M05	9M04%		9M05	9M04%

Volumes (000 hl)				57,230	52,506	9.0%
R$ million
Net Sales	112.6	128.5	-12.4%	6,848.5	5,781.8	18.4%
COGS	(57.3)	(73.9)	-22.4%	(2,436.1)	(2,344.6)	3.9%
Gross Profit	55.3	54.7	1.1%	4,412.4	3,437.2	28.4%
SG&A	(2.4)	(2.2)	5.8%	(1,979.3)	(1,693.0)	16.9%
EBIT	52.9	52.4	0.9%	2,433.1	1,744.2	39.5%
Depr. & Amort.	0.0	0.0	n.m.	(567.1)	(491.8)	15.3%
EBITDA	52.9	52.4	0.9%	3,000.2	2,236.0	34.2%
% of Total EBITDA	1.2%	1.9%		67.9%	80.9%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-50.9%	-57.5%		-35.6%	-40.6%
Gross Profit	49.1%	42.5%		64.4%	59.4%
SG&A	-2.1%	-1.7%		-28.9%	-29.3%
EBIT	47.0%	40.8%		35.5%	30.2%
Depr. & Amort.	0.0%	0.0%		-8.3%	-8.5%
EBITDA	47.0%	40.8%		43.8%	38.7%
Per Hectoliter (R$/hl)
Net Sales				119.7	110.1	8.7%
COGS				(42.6)	(44.7)	-4.7%
Gross Profit				77.1	65.5	17.8%
SG&A				(34.6)	(32.2)	7.3%
EBIT				42.5	33.2	28.0%
Depr. & Amort.				(9.9)	(9.4)	5.8%
EBITDA				52.4	42.6	23.1%

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	9M05	9M04%		9M05	9M04%		9M05	9M04%

Volumes (000 hl)	21,533	19,429	10.8%	8,246	846	874.7%	87,008	72,781	19.5%
R$ million
Net Sales	1,430.6	1,313.6	8.9%	3,031.2	407.8	643.4%	11,310.2	7,503.2	50.7%
COGS	(666.6)	(635.4)	4.9%	(992.4)	(129.9)	664.1%	(4,095.1)	(3,110.0)	31.7%
Gross Profit	764.0	678.1	12.7%	2,038.8	277.9	633.7%	7,215.1	4,393.2	64.2%
SG&A	(537.4)	(435.2)	23.5%	(1,155.0)	(138.6)	733.6%	(3,671.6)	(2,266.8)	62.0%
EBIT	226.6	243.0	-6.7%	883.8	139.3	534.3%	3,543.6	2,126.5	66.6%
Depr. & Amort.	(140.7)	(126.4)	11.3%	(164.4)	(19.8)	731.7%	(872.2)	(638.0)	36.7%
EBITDA	367.4	369.4	-0.5%	1,048.2	159.1	558.9%	4,415.8	2,764.5	59.7%
% of Total EBITDA	8.3%	13.4%		23.7%	5.8%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-46.6%	-48.4%		-32.7%	-31.9%		-36.2%	-41.4%
Gross Profit	53.4%	51.6%		67.3%	68.1%		63.8%	58.6%
SG&A	-37.6%	-33.1%		-38.1%	-34.0%		-32.5%	-30.2%
EBIT	15.8%	18.5%		29.2%	34.2%		31.3%	28.3%
Depr. & Amort.	-9.8%	-9.6%		-5.4%	-4.8%		-7.7%	-8.5%
EBITDA	25.7%	28.1%		34.6%	39.0%		39.0%	36.8%
Per Hectoliter (R$/hl)
Net Sales	102.0	109.0	-6.4%	367.6	482.0	-23.7%	142.3	114.7	24.0%
COGS	(47.5)	(52.7)	-9.9%	(120.4)	(153.5)	-21.6%	(51.5)	(47.6)	8.3%
Gross Profit	54.5	56.3	-3.2%	247.3	328.5	-24.7%	90.8	67.2	35.1%
SG&A	(38.3)	(36.1)	6.1%	(140.1)	(163.8)	-14.5%	(46.2)	(34.7)	33.2%
EBIT	16.2	20.2	-19.9%	107.2	164.7	-34.9%	44.6	32.5	37.1%
Depr. & Amort.	(10.0)	(10.5)	-4.4%	(19.9)	(23.4)	-14.7%	(11.0)	(9.8)	12.5%
EBITDA	26.2	30.6	-14.6%	127.1	188.1	-32.4%	55.5	42.3	31.4%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Malt and By-products segments.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada), consolidated starting August 27th, 2004.
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Third Quarter 2005 Results November 3, 2005 Page 26

CONSOLIDATED INCOME STATEMENT

	AmBev Consolidated
Corporate Law R$ 000
	3Q05	3Q04%

Net Sales	3,910.3	2,951.0	32.5%
Cost of Goods Sold	(1,391.7)	(1,179.1)	18.0%
Gross Profit	2,518.6	1,771.8	42.1%
Gross Margin (%)	64.4%	60.0%
Selling and Marketing Expenses	(595.2)	(355.6)	67.4%
% of sales	15.2%	12.0%
Direct Distribution Expenses	(276.1)	(218.3)	26.4%
% of sales	7.1%	7.4%
General & Administrative	(201.7)	(152.7)	32.1%
% of sales	5.2%	5.2%
Depreciation & Amortization	(248.1)	(136.5)	81.8%
Total SG&A	(1,321.1)	(863.1)	53.1%
% of sales	33.8%	29.2%
EBIT	1,197.6	908.7	31.8%
% of sales	30.6%	30.8%
Provisions, Net	(31.9)	(27.9)	14.4%
Other Operating (Expense)	(311.5)	(332.7)	-6.4%
Equity Income	0.5	0.2	165.1%
Interest Expense	(252.1)	(92.5)	172.5%
Interest Income	9.9	(46.1)	n.m .
Net Interest Income (Expense)	(242.2)	(138.6)	74.7%
Non-Operating Income (Expense)	(6.4)	(104.7)	-93.9%
Income Before Taxes	606.1	304.9	98.7%
Provision for Income Tax/Social Contrib.	(150.0)	(140.4)	6.9%
Provision for Profit Sharing & Bonuses	(54.8)	(37.3)	47.0%
Minority Interest	(2.2)	4.4	n.m .
Net Income	399.1	131.7	203.0%
% of sales	10.2%	4.5%
Depreciation and Amortization	348.4	227.0	53.5%
EBITDA	1,546.0	1,135.7	36.1%
% of sales	39.5%	38.5%

Third Quarter 2005 Results November 3, 2005 Page 27

CONSOLIDATED INCOME STATEMENT

	AmBev Consolidated
Corporate Law R$ 000
	9M05	9M04%

Net Sales	11,310.2	7,503.2	50.7%
Cost of Goods Sold	(4,095.1)	(3,110.0)	31.7%
Gross Profit	7,215.1	4,393.2	64.2%
Gross Margin (%)	63.8%	58.6%
Selling and Marketing Expenses	(1,708.3)	(885.0)	93.0%
% of sales	15.1%	11.8%
Direct Distribution Expenses	(794.5)	(604.7)	31.4%
% of sales	7.0%	8.1%
General & Administrative	(613.2)	(397.8)	54.1%
% of sales	5.4%	5.3%
Depreciation & Amortization	(555.5)	(379.2)	46.5%
Total SG&A	(3,671.6)	(2,266.8)	62.0%
% of sales	32.5%	30.2%
EBIT	3,543.6	2,126.5	66.6%
% of sales	31.3%	28.3%
Provisions, Net	(58.5)	(77.1)	-24.2%
Other Operating (Expense)	(904.7)	(317.2)	185.2%
Equity Income	1.1	0.5	129.8%
Interest Expense	(818.2)	(952.7)	-14.1%
Interest Income	49.9	397.0	-87.4%
Net Interest Income (Expense)	(768.3)	(555.7)	38.3%
Non-Operating Income (Expense)	(173.4)	(147.1)	17.8%
Income Before Taxes	1,639.8	1,029.7	59.2%
Provision for Income Tax/Social Contrib.	(669.8)	(231.2)	189.7%
Provision for Profit Sharing & Bonuses	(120.6)	(92.2)	30.9%
Minority Interest	(0.9)	(4.6)	-81.2%
Net Income	848.5	701.8	20.9%
% of sales	7.5%	9.4%
Depreciation and Amortization	872.2	638.0	36.7%
EBITDA	4,415.8	2,764.5	59.7%
% of sales	39.0%	36.8%

Third Quarter 2005 Results November 3, 2005 Page 28

CONSOLIDATED BALANCE SHEET

	AmBev Consolidated
Corporate Law R$ 000
	Sep 2005	Jun 2005

ASSETS
Cash	855,601	897,078
Marketable Securities	200,375	213,075
Accounts Receivable	1,118,555	923,041
Inventory	1,132,929	1,178,789
Recoverable Taxes	467,824	436,114
Other	528,085	495,839

Total Current Assets	4,303,369	4,143,936
Recoverable Taxes	2,097,808	2,083,502
Receivable from Employees/Financed Shares	118,777	133,073
Judicial Deposits, Compulsories, Fiscal Inc.	507,985	412,060
Intercompany	44	116
Others	476,910	709,231

Total Long-Term Assets	3,201,524	3,337,982
Investments	16,998,771	17,150,708
Property, Plant & Equipment	5,204,065	5,222,938
Deferred	3,348,270	580,270

Total Permanent Assets	25,551,106	22,953,916

TOTAL ASSETS	33,055,999	30,435,833

LIABILITIES
Short-Term Debt	3,071,898	3,094,546
Accounts Payable	803,985	651,430
Sales & Other Taxes Payable	657,480	625,413
Dividend Payable	174,595	244,701
Salaries & Profit Sharing Payable	396,922	295,122
Income Tax, Social Contribution, & Other	274,931	199,323
Non realized loss on derivatives	552,030	635,331
Other	676,866	640,900

Total Current Liabilities	6,608,707	6,386,766
Long-Term Debt	4,038,763	3,979,580
Deferred Sales Tax (ICMS)	325,706	310,726
Provision for Contingencies	1,188,492	1,396,473
Other	808,952	836,265

Total Long-Term Liabilities	6,361,913	6,523,044
TOTAL LIABILITIES	12,970,620	12,909,810
FUTURE RESULTS	149,946	149,946
MINORITY INTEREST	130,379	174,934
Paid in Capital	5,691,369	5,691,369
Reserves and Treasury shares	14,113,685	11,276,594
Retained Earnings	—	233,181

SHAREHOLDERS’ EQUITY	19,805,054	17,201,144

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	33,055,999	30,435,834

Third Quarter 2005 Results November 3, 2005 Page 29

CONSOLIDATED STATEMENT OF CASH FLOWS

R$ 000	AmBev Consolidated 3Q05

Cash Flows from Operating Activities
Net income	399,082
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	348,388
Contingencies and liabilites associated with tax disputes, including interest	31,927
Financial charges on contingencies	14,174
(Gain) loss on disposal of PP&E, net	5,294
Financial charges on stock option plan	(1,020)
Financial charges on taxes and contributions	(2,162)
Equity income	(460)
Financial charges on long-term debt	8,757
Provision for losses in inventory and other assets	8,971
Deferred income tax (benefit) expense	(44,035)
Foreign exchange holding effect on assets abroad	50,623
Forex variations and unrealized gains on marketable securities	(101,653)
(Gains) losses on participation on related companies	19,078
Amortization of goodwill	279,756
Minority interest	2,163
(Increase) decrease in assets
Trade accounts receivable	(188,719)
Sales taxes recoverable	(39,482)
Inventories	9,727
Judicial Deposits	(95,839)
Prepaid expenses	81,792
Receivables and other	(33,303)
(Decrease) increase in liabilites
Suppliers	142,874
Payroll, profit sharing and related charges	104,775
Income tax, social contribution, and other taxes payable	147,687
Cash used for contingencies and legal proceedings	(18,029)
Other	(8,200)

Net Cash Provided by Operating Activities	1,122,166
Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	29,015
Marketable securities withdrawn (investment)	(1,654)
Collateral securities and deposits	6,255
Quinsa’s share buyback program	(24,948)
Investments in acquisitions, net of cash	(101,503)
Property, plant and equipment	(381,049)
Payment for deferred asset	(9,874)

Net Cash Provided (Used) in Investing Activities	(483,758)
Cash Flows from Financing Activites
Advances to employees for purchase of shares	8,193
Dividends, interest distribution and capital decrease paid	(711,484)
Repurchase of shares in treasury	(30,720)
Payments received in advance for future capital increase	1,865
Increase in debt	2,172,451
Payment of debt	(2,071,111)
Increase in paid-in capital / Variation in minority interest	(42,742)

Net Cash Provided (Used) in Financing Activities	(673,548)
Foreign Exchange Variations on Cash	(6,337)
Subtotal	(41,477)

Cash and cash equivalents, beginning of period	897,078
Cash and cash equivalents, end of period	855,601
Net increase in cash and cash equivalents	(41,477)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.